# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GALATA ACQUISITION CORP. II, CIK 0002076427
CUSIP: G3R25N108
Title of class of securities: CLASS A ORDINARY SHARES, PAR VALUE $0.0001
Address of issuer's principal executive offices: 818 18th Avenue South, Suite 925, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002076617

## Reporting persons
- Galata Acquisition Sponsor II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (25% of the class)
- Callaway Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (25% of the class)
- Daniel Freifeld: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (25% of the class)
  Comment: (1) See Item 4. Represents Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-289853). Galata Acquisition Sponsor II, LLC is the record holder of the Class B Ordinary Shares reported herein. Daniel Freifeld, the Issuer's Chairman and Chief Investment Officer, is the managing member of Callaway Capital Management, LLC, the managing member of the sponsor and holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor. Mr. Freifeld disclaims any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest he may individually have therein, directly or indirectly. (2) Excludes 3,575,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. (3) Based on 17,250,000 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

## Item 1. Issuer
Name of issuer: GALATA ACQUISITION CORP. II
Address of issuer's principal executive offices: 818 18th Avenue South, Suite 925 Nashville, Tennessee, 37203

## Item 2. Person Filing
Name of person filing: Galata Acquisition Sponsor II, LLC
Address of principal business office or, if none, residence:
818 18th Avenue South, Suite 925
Nashville, Tennessee, 37203
Citizenship: Galata Acquisition Sponsor II, LLC is a limited liability company formed in Delaware. Callaway Capital Management, LLC is a limited liability company formed in Delaware. Daniel Freifeld is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,750,000
Percent of class:
As of December 31, 2025, the Reporting Persons may be deemed to beneficially own 5,750,000 of the Issuer's Class B Ordinary Shares, representing 25.0% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-289853).

The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 17,250,000 Class A Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025, and assuming the conversion of all 5,750,000 Class B Ordinary Shares.

Galata Acquisition Sponsor II, LLC is the record holder of the Class B Ordinary Shares reported herein. Daniel Freifeld, the Issuer's Chairman and Chief Investment Officer, is the managing member of Callaway Capital Management, LLC, the managing member of the sponsor and holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor. Mr. Freifeld disclaims any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest he may individually have therein, directly or indirectly. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Sole power to vote or to direct the vote: 5,750,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,750,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Galata Acquisition Sponsor II, LLC: /s/ Daniel Freifeld, Callaway Capital Management, LLC, as the managing member of Galata Acquisition Sponsor II, LLC (02/18/2026)
- Callaway Capital Management, LLC: /s/ Daniel Freifeld, Daniel Freifeld as Manager of Callaway Capital Management, LLC, a Delaware limited liability company (02/18/2026)
- Daniel Freifeld: /s/ Daniel Freifeld, Daniel Freifeld (02/18/2026)